eBond Securities, LLC
A LIMITED LIABILITY COMPANY

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

eBond Securities, LLC (the "Company"), a Delaware limited liability company formed on March 11 2011, is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on May 13, 2013.

eBonds are standard corporate bonds with an expanded bond indenture that allows an eBond to be exchanged for series of enhanced eBonds that differ only with respect to their degree of credit enhancement, ranging from zero to 100%, and vice versa, at any point in time during the life of the eBond. The credit protection in the enhanced eBonds is provided by an exchange-cleared standard credit default swap contract funded by the enhanced eBonds investor and held for their benefit by the bond indenture trustee. In the event of an issuer default, enhanced eBonds are prepaid at par with the proceeds from the CDS settlement.

The Company intends to provide consulting services to eBond issuers and operate an "exchange" platform that provides broker-dealers with a consistent process for converting eBonds into enhanced eBonds and vice versa.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles which is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Development Stage Company

The Company has been in the development stage since its formation and has not realized any revenue from operations. The company is currently engaged in starting up the business of providing consulting services to eBond issuers and operating an "exchange" platform that provides broker-dealers with a consistent process for converting eBonds into enhanced eBonds and vice versa.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Company is a single member limited liability company and as such, is not required to file its own tax return. Accordingly, no provision for income taxes is provided in the financial statements as they are the responsibility of the member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The member files income tax returns in the U.S. federal jurisdiction and various state jurisdictions and is subject to U.S. federal income tax examination by tax authorities for tax years since inception.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $24,107 which was $19,107 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1.

4. RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement (the "Agreement") with the Parent wherein the Parent provides certain rent, facility, and office services. Such expenses are a component of office, general and admin expense on the statement of operations. The Company incurred $2,400 of expenses for the year-ended December 31, 2015 in connection with the Agreement. There was no amounts payable to or receivable from the Parent as of December 31, 2015.

5. COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies and has determined that no significant commitments and contingencies exist as of December 31, 2015.

6. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 15, 2016 the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.